EXHIBIT 99.3

Integrated Distribution Solutions, LLC

Accountants’ Report and Financial Statements

December 31, 2004, 2003, and 2002

Integrated Distribution Solutions, LLC
December 31, 2004, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
Integrated Distribution Solutions, LLC
Omaha, Nebraska

We have audited the accompanying balance sheets of Integrated Distribution Solutions, LLC as of December 31, 2004 and 2003, and the related statements of income, members’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrated Distribution Solutions, LLC as of December 31, 2004, 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Omaha, Nebraska
March 1, 2005 - Except for Note 8 as to which the date is
        April 1, 2005

Integrated Distribution Solutions, LLC
Balance Sheets
December 31, 2004 and 2003

Assets

	2004	2003

Current Assets
Cash	$9,372,235	$3,606,732
Accounts receivable, net of allowance; 2004 - $850,000,
2003 - $600,000,	8,249,072	5,182,102
Prepaid expenses and other	125,456	199,186

Total current assets	17,746,763	8,988,020

Property and Equipment, net	548,494	506,936

Software Development Costs, Net of
Accumulated Amortization
2004 - $2,478,106; 2003 - $1,608,843	2,699,205	2,837,795

	$20,994,462	$12,332,751

Liabilities and Members' Equity

Current Liabilities
Accounts payable	$272,280	$1,504,311
Accrued expenses	1,115,391	674,907
Deferred revenue and customer advances	13,004,928	6,978,624
Declared distribution payable	1,000,000	–

Total current liabilities	15,392,599	9,157,842

Total Members' Equity	5,601,863	3,174,909

	$20,994,462	$12,332,751

See Notes to Financial Statements

Integrated Distribution Solutions, LLC
Statements of IncomeYears
Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Gross Sales
Software fees	$9,219,091	$3,888,639	$7,339,250
Services	12,896,662	11,231,404	9,140,262
Hardware	10,827,210	5,075,786	7,147,007
Maintenance	5,694,506	4,693,508	4,180,781
Other revenue	1,905,309	2,077,952	1,903,068

	40,542,778	26,967,289	29,710,368

Less
Discounts on sales	(2,557,907)	(1,806,436)	(3,124,686)

Net Sales	37,984,871	25,160,853	26,585,682

Costs of Revenue
Cost of software fees	1,296,829	1,058,634	765,092
Cost of services	5,554,224	5,736,529	4,090,238
Cost of hardware	9,192,363	4,745,071	5,366,587
Cost of maintenance	827,805	737,346	671,275
Cost of sales - other	465,199	501,101	486,499

	17,336,420	12,778,681	11,379,691

Gross Profit	20,648,451	12,382,172	15,205,991

Operating Expenses
Research and development	2,896,329	2,885,411	2,610,981
Sales and marketing	929,521	715,233	676,018
General and administrative	6,662,689	6,809,550	5,998,120
Bad debts	1,260,203	1,212,557	448,359

	11,748,742	11,622,751	9,733,478

Other Income (Expense)
Interest income	43,180	14,315	53,874
Interest expense	–	(6,263)	(48,598)

	43,180	8,052	5,276

Net Income	$8,942,889	$767,473	$5,477,789

Earnings Per Membership Units	$876.75	$75.24	$537.04

See Notes to Financial Statements

Integrated Distribution Solutions, LLC
Statements of Members’ EquityYears
Ended December 31, 2004, 2003 and 2002

Members' Equity, January 1, 2002	$2,127,346

Distributions to members ($277.52 per unit)	(2,830,754)

Net income	5,477,789

Members' Equity, December 31, 2002	4,774,381

Distributions to members ($232.05 per unit)	(2,366,945)

Net income	767,473

Members' Equity, December 31, 2003	3,174,909

Distributions to members ($638.82 per unit)	(6,515,935)

Net income	8,942,889

Members' Equity, December 31, 2004	$5,601,863

See Notes to Financial Statements

Integrated Distribution Solutions, LLC
Statements of Cash FlowsYears
Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Operating Activities
Net income	$8,942,889	$767,473	$5,477,789
Items not requiring cash
Depreciation	116,835	98,156	100,446
Amortization of capitalized software
development costs	869,263	819,289	630,132
Changes in
Accounts receivable	(3,066,970)	1,167,806	(2,015,627)
Prepaid expenses and other	73,730	(163,039)	(15,501)
Accounts payable and accrued expenses	(791,547)	(387,116)	1,638,556
Deferred revenue and customer advances	6,026,304	2,544,601	(41,850)

Net cash provided by operating
activities	12,170,504	4,847,170	5,773,945

Investing Activities
Purchase of property and equipment	(158,393)	(440,783)	(84,714)
Purchase of capitalized software development
costs	(730,673)	(705,188)	(682,377)

Net cash used in investing activities	(889,066)	(1,145,971)	(767,091)

Financing Activities
Principal payments on long-term debt	–	(275,207)	(548,590)
Distributions paid to members	(5,515,935)	(3,031,945)	(3,915,754)

Net cash used in financing activities	(5,515,935)	(3,307,152)	(4,464,344)

Increase in Cash	5,765,503	394,047	542,510

Cash, Beginning of Year	3,606,732	3,212,685	2,670,175

Cash, End of Year	$9,372,235	$3,606,732	$3,212,685

Supplemental Cash Flows Information

Interest paid	$–	$43,222	$43,524

Declared distribution payable	$1,000,000	$–	$665,000

See Notes to Financial Statements

Integrated Distribution Solutions, LLC
Notes to Financial Statements
December 31, 2004, 2003 and 2002

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

   Nature of Operations

Integrated Distribution Solutions, LLC (IDS) is a limited liability company that earns revenue predominately from the development, installation and sale of computer software and related training for the food service, grocery, and convenience store distribution industries. The Company’s software offerings utilize software and hardware technologies from IBM. IDS solutions include Enterprise Systems, E-Business and B2B Commerce, Sales Force Automation available on laptop and palm devices, Advanced Warehousing and Productivity, Advanced Purchasing, Supply Chain Management, Business Intelligence, and Vendor Rebate Tracking. IDS serves its customers from offices in Omaha, Nebraska; Fort Washington, Pennsylvania; Ann Arbor, Michigan; Phoenix, Arizona; and Auburn, California. The Company extends unsecured credit to its customers throughout the United States and Canada.

The Company has been organized as a limited liability company under the laws of the State of Nebraska. The members’ liability is limited to their investment in the Company. In accordance with the terms of the Articles or Organization, the duration of the Company is perpetual.

   Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Accounts Receivable

Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. Accounts receivable that are also included in deferred revenue at December 31, 2004, 2003 and 2002 were $3,557,963, $1,536,215 and $912,178, respectively.

   Income Taxes

The Company was formed as a limited liability company taxed as a partnership under Internal Revenue Code Section 701. As such, there is no provision for Company taxes as all items of income and loss flow through the Company to the separate members. The members are responsible for paying income tax on this flow through income.

Integrated Distribution Solutions, LLC
Notes to Financial Statements
December 31, 2004, 2003 and 2002

Note 1:	Nature of Operations and Summary of Significant Accounting Policies – Continued

   Revenue Recognition

The Company’s revenues are derived from the sale of its software products and solutions. The components of these revenues are the licensing of computer software, installation, software support and maintenance, consulting and implementation services and upgrade subscription rights. The Company recognizes revenues in accordance with the provision of Statement of Position (SOP) No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-4 and SOP No. 98-9. SOP No. 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of those elements. Revenue from multiple-element software arrangements is recognized using the residual method. Under the residual method, revenue is recognized in a multiple element arrangement when Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement (i.e., consulting services, maintenance and support), but does not exist for one or more of the delivered elements in the arrangement (i.e., software products). The Company allocates revenue to each element in a multiple element arrangement based on its respective fair value, with the fair value determined by the price charged when the element is sold separately. Specifically, the Company determines the fair value of the maintenance portion of the arrangement based on the renewal price of the maintenance charged to clients, and consulting and implementation services portion of the arrangement, other than installation services, based on hourly rates which the Company charges for these services when sold apart from a software license. If evidence of the fair value cannot be established for the undelivered elements of a license agreement, the entire amount of revenue under the arrangement is deferred until these elements have been delivered or objective evidence can be established.

For those contracts that contain significant customization or modification and inherent hazards that cause forecasts to be doubtful, revenue is recognized under the completed contract method.

The Company also provides consulting and implementation services, which include consulting activities that fall outside of the scope of the standard installation services. These services vary depending on the scope and complexity requested by the client. Examples of such services may include system configuration, project management, testing assistance, network consulting and post-conversion review services. When implementation and consulting services are not deemed to be essential to the functionality of the software, they do not impact the timing of the software license recognition, unless software license fees are tied to implementation milestones. In instances where a portion of the software license fee is tied to implementation milestones, revenue is deferred until the related milestone is accomplished and related fees become billable and non-forfeitable. Implementation fees are recognized over the service period.

Integrated Distribution Solutions, LLC
Notes to Financial Statements
December 31, 2004, 2003 and 2002

Note 1:	Nature of Operations and Summary of Significant Accounting Policies – Continued

   Revenue Recognition – Continued

Software maintenance and support fees are marketed under annual arrangements and are recognized as revenue ratably over the contracted and upgrade subscription rights term.

Hardware revenue is generated from the resale of a variety of hardware products, developed and manufactured by third parties, that are integrated with and complementary to the Company’s software solutions. Hardware revenue is recognized upon shipment by the vendor to the customer. The Company purchases hardware from its vendors only after receiving an order from a customer. As a result, the Company does not maintain hardware inventory.

   Property and Equipment

Property and equipment are depreciated over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements. Annual depreciation is computed using the straight-line method on computer equipment for 3 – 5 years and furniture and fixtures for 7 – 15 years.

   Advertising Expenses

Advertising expenses are charged to selling, general and administrative expenses as incurred. Advertising expenses totaled $275,019, $191,715 and $193,736 for 2004, 2003 and 2002, respectively.

   Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs consist principally of salaries and other personnel-related costs for personnel involved in research and development activities. Research and development costs included in operating expenses totaled $2,896,329, $2,885,411 and $2,610,981 in 2004, 2003 and 2002, respectively.

   Software Development Costs

Costs incurred internally in creating computer software products are expensed until technological feasibility has been established upon completion of a detailed program design. Thereafter, all software development costs are capitalized and subsequently reported at the lower of amortized cost or net realizable value. Capitalized costs are amortized based on current and expected future revenue for each product with minimum annual amortization equal to straight-line amortization over the estimated economic life of the product, which is currently estimated at four years.

Integrated Distribution Solutions, LLC
Notes to Financial Statements
December 31, 2004, 2003 and 2002

Note 1:	Nature of Operations and Summary of Significant Accounting Policies – Continued

   Operating Segments

The Company uses the “management approach” for reporting information about segments in annual and interim financial statements. The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure and any other manner in which management disaggregates a company. Based on the “management approach” model, Integrated Distribution Solutions, LLC has determined that its business is comprised of a single operating segment.

   Earnings Per Membership Unit

Earnings per membership unit have been computed based upon the weighted-average units outstanding each year. Weighted average units outstanding were 10,200 for 2004, 2003 and 2002, respectively.

Note 2:	Property and Equipment

Property and equipment consist of the following:

	2004	2003

Computer equipment	$547,526	$410,413
Furniture and fixtures	246,450	226,559
Leasehold improvements	129,707	128,318

	923,683	765,290
Less accumulated depreciation	375,189	258,354

	$548,494	$506,936

Integrated Distribution Solutions, LLC
Notes to Financial Statements
December 31, 2004, 2003 and 2002

Note 3:	Operating Leases

Non-cancelable operating leases for office space and computer equipment expire in various years through 2008. Certain office space leases require the Company to pay certain executory costs, such as property taxes, insurance and maintenance. Rent expense amounted to $535,566, $500,605 and $413,253 for 2004, 2003 and 2002, respectively. Future minimum lease payments are:

2005	$510,394
2006	247,700
2007	197,060
2008	98,530

$1,053,684

Note 4:	Declared Distribution Payable

The Company’s operating agreement requires it to pay a portion of the annual taxable profits to the members. These distributions can be made quarterly, but no later than the due date of the members’ federal income tax returns.

The Company had declared, but not yet paid, a distribution of $1,000,000 and $665,000 as of December 31, 2004 and 2002, respectively. Total distributions amounted to $6,515,935, $2,366,945 and $2,830,754 for 2004, 2003 and 2002, respectively. There were no distributions declared but unpaid at December 31, 2003.

Note 5:	Employee Benefit Plan

The Company has a 401(k) profit-sharing/salary reduction plan which covers all participating/eligible employees. The employees can defer a portion of their salary with a Company match, subject to limitations. The plan also provides for a discretionary contribution by the Company as determined by management. Contributions to the plan were $536,889, $536,008 and $468,933 for 2004, 2003 and 2002, respectively.

Integrated Distribution Solutions, LLC
Notes to Financial Statements
December 31, 2004, 2003 and 2002

Note 6:	Significant Estimates and Concentrations

Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. These matters include:

   Software Development Costs

The Company amortizes capitalized software development costs based on the greater of the amount computed using the ratio of current revenue to the total of current and expected future revenues, or the straight-line method over the estimated remaining economic life of the product, not to exceed four years. Due to the inherent technological changes in the software development industry, the period over which such capitalized software costs are being amortized may have to be accelerated.

   Cash in Bank Accounts

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. At December 31, 2004, substantially all of the Company’s cash balances are maintained in one bank. The Company has not experienced any losses in such accounts.

Note 7:	Member Unit Restrictions

The Company’s operating agreement places restrictions on a members ability to sell, assign, or transfer all or any portion of a member’s interest in the Company. Upon certain operations events, as defined in the operating agreement, other members of the Company or the Company have the exclusive rights and options to purchase the units at fair value.

Note 8:	Subsequent Event

On April 1, 2005, the Company entered into an agreement to sell substantially all of its assets to and for the assumption of substantially all of its liabilities by a wholly owned subsidiary of Retalix Ltd. Total consideration for the acquisition is $44.4 million, consisting of $37.4 million in cash and $7.0 million in Retalix Ltd. shares; additional consideration will be paid contingent upon certain performance criteria over the next two years.